Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

MULTIPLE SPONSORED RETIREMENT OPTIONS II

Supplement Dated June 22, 2017 to the Contract Prospectus and Contract Prospectus Summary, each dated May 1, 2017

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

> ***The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the BlackRock Mid Cap Value Opportunities Fund***

The BlackRock Mid Cap Value Opportunities Fund has changed its name to BlackRock Mid Cap Dividend Fund. All references to the BlackRock Mid Cap Value Opportunities Fund in the Contract Prospectus and Contract Prospectus Summary are hereby deleted and replaced with BlackRock Mid Cap Dividend Fund.

IMPORTANT INFORMATION REGARDING THE FIXED PLUS ACCOUNT II

The following paragraph replaces the last paragraph under the **"Requests for Full Withdrawals"** subsection of **APPENDIX II - FIXED PLUS ACCOUNT II** in the Contract Prospectus and Contract Prospectus Summary:

Once a request is received for a full withdrawal, no further withdrawals, loans, or transfers will be permitted from the Fixed Plus Account II. Your request may be cancelled at any time before the end of the five-year period. If any contributions are received to your account at any time during the five-year payment period, the full withdrawal will be cancelled and your Fixed Plus Account installment payments will cease. If your full withdrawal is cancelled (either by your request or due to receipt of a contribution to your account), a new five-year payment period will begin upon any future full withdrawal from the Fixed Plus Account II.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***